Exhibit 99.1

Infosys Technologies Limited — Financial Release September 30, 2005	US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended September 30, 2005
Half-year FY06 revenue reaches US$1 billion
Guidance revised upwards. Revenues expected to grow 34% in fiscal 2006
Bangalore, India — October 11, 2005
Highlights
Consolidated results for the quarter ended September 30, 2005
•	Second quarter revenues at $ 524 million, up 38.3% from the corresponding quarter last fiscal
•	Earnings per American Depositary Share (ADS) increased to $0.51 from $0.36 in the corresponding quarter last fiscal
•	34 new clients were added during the quarter
•	Gross addition of 8,026 employees for the quarter (Net addition of 6,390 employees)
•	46,196 employees as on September 30, 2005
Outlook for the quarter ending December 31, 2005 and the fiscal year ending March 31, 2006
•	Consolidated revenues expected to be between $ 556 million and $ 558 million for the quarter ending December 31, 2005 (YoY growth of 31.4% — 31.9%) and $ 2.14 billion for the fiscal year ending March 31, 2006; (YoY growth of 34.4%)

•	Consolidated earnings per ADS expected to be $ 0.53 for the quarter ending December 31, 2005, (YoY growth of 26.2%) and between $ 2.04 and $ 2.05 for the fiscal year ending March 31, 2006; (growth of 29.9% — 30.6%)
Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its second quarter ended September 30, 2005. Revenues for the quarter aggregated $ 524 million, up 38.3% from $ 379 million for the quarter ended September 30, 2004.
“We have seen robust growth during the quarter due to our effective focus on offering a broad array of services to our clients,” said Nandan M. Nilekani, CEO, President and Managing Director. “It took us the whole of fiscal 2004 to reach a revenue of US$ 1 billion. We reached the same level in the first six months of this year.”
“During this quarter we recruited 8,026 employees (gross), which is the highest ever during any quarter,” said S. Gopalakrishnan, Member of the Board and COO. “Our investments in creating a world-scale global education center coupled with our spend on education and research has enabled us to scale up rapidly.”
Infosys won its single largest multi-year, multi-million dollar contract from ABN AMRO to develop, support and enhance a wide spectrum of applications. This reinforces our belief that the offshoring of large deals is a mega trend. In a continuing partnership with a Swiss market leader in IT outsourcing and business service provisioning services, Infosys is providing a core banking services platform to the private banking sector in Europe. Further, Infosys entered into a high-volume, multi-year strategic engagement with a large hi-tech company to unify its IT systems across multiple branches and subsidiaries.
Infosys is helping clients realize value from investments in Enterprise Resource Planning (ERP), Customer Relationship Management (CRM) and other enterprise applications for business transformation.

Infosys Technologies Limited — Financial Release September 30, 2005	US GAAP Press Release

Leading companies in the banking, capital markets and financial services sectors are seeking Infosys’ domain expertise and industry-specific solutions to address their business problems. A leading diversified financial services company engaged Infosys to define a strategy for streamlining systems and processes to improve operational efficiency. Infosys’ Operational Risk Management Solution is enabling an investment management and outsourcing company to create an enterprise-wide framework to define, identify, measure, mitigate and report risk across key client business lines.
Infosys’ Independent Validation Services are enhancing the competitiveness of key clients across industries, including an international leader in investment banking and financial services and a leading Europe-based retailer.
“The ABN AMRO deal, signed this quarter, signifies the entry of Infosys into the arena of large, global, multi-year outsourcing contracts and is an endorsement of our competitive business model,” said S. D. Shibulal, Member of the Board and Head — Sales and Delivery. “Our strong customer service engine is enabling us to address client needs effectively.”
“The pricing environment is stable with an upward bias. We have maintained margins despite record hiring of employees during the quarter,” said T. V. Mohandas Pai, Member of the Board and CFO. “Liquid assets have gone up by $ 114 million. The rupee has depreciated during the quarter creating a more benign margin environment.”
About the company
Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.
Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and quarter ended June 30, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Infosys Technologies Limited — Financial Release September 30, 2005	US GAAP Press Release

Contact

Investor Relations	V. Balakrishnan, India	Sandeep Mahindroo, India
	+91(80) 2852-0440	+91(80)5116-7759
	balakv@infosys.com	sandeep_mahindroo@infosys.com

Media	Bani Paintal Dhawan, India	Peter Mclaughlin, USA
Relations	+91 (80) 2852-2408	+1 (213)268-9363
	Bani_Dhawan@infosys.com	Peter_Mclauqhlin@infosys.com

Infosys Technologies Limited — Financial Release September 30, 2005	US GAAP Press Release

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

		(Dollars in millions)
	As of
	March 31, 2005(1)	September 30, 2005

ASSETS
Current Assets
Cash and cash equivalents	$410	$334
Investment in liquid mutual fund units	278	531
Trade accounts receivable, net of allowances	303	304
Deferred tax assets	2	2
Prepaid expenses and other current assets	35	38
Unbilled revenue	32	41

Total current assets	1,060	1,250
Property, plant and equipment, net	352	435
Goodwill	8	8
Deferred tax assets	8	9
Other assets	26	32

Total Assets	$1,454	$1,734

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$1
Client deposits	7	2
Other accrued liabilities	124	128
Income taxes payable	23	18
Unearned revenue	20	40

Total current liabilities	175	189
Non-current liabilities
Preferred stock of subsidiary	21	—
Other non-current liabilities	5	5
Minority Interests	—	12
Stockholders’ Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized, Issued and outstanding —270,570,549 and 272,659,512 equity shares as of March 31, 2005 and September 30, 2005, respectively	31	31
Additional paid-in capital	266	335
Accumulated other comprehensive income	33	25
Retained earnings	923	1,137

Total stockholders’ equity	1,253	1,528

Total Liabilities and Stockholders’ Equity	$1,454	$1,734

(1)	March 31, 2005 balances were obtained from audited financial statements

Infosys Technologies Limited — Financial Release September 30, 2005	US GAAP Press Release

Infosys Technologies Limited and subsidiaries
Unaudited Consolidated Statements of Income

	(Dollars in millions except per share data)
	Three months ended		Six months ended
	September 30, 2004		September 30,
	2004	2005	2004	2005

Revenues	$379	$524	$713	$1,000
Cost of revenues	214	297	401	571

Gross profit	165	227	312	429

Operating Expenses:
Selling and marketing expenses	26	35	50	67
General and administrative expenses	30	46	56	83
Amortization of intangible assets	—	—	1	—

Total operating expenses	56	81	107	150

Operating income	109	146	205	279
Other income, net	6	9	6	16

Income before income taxes and minority interest	115	155	211	295
Provision for income taxes	18	16	31	34

Income before minority interest	97	139	180	261
Minority Interest	—	1	—	1

Net income	$97	$138	$180	$260

Earnings per equity share
Basic	$0.36	$0.51	$0.68	$0.96
Diluted	$0.35	$0.49	$0.66	$0.93
Weighted average equity shares used in computing earnings per equity share
Basic	266,262,865	270,687,619	265,781,580	270,134,731
Diluted	272,121,905	278,304,058	271,186,823	277,695,111

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